UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-25275
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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:   June 30, 2000
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            SALESREPCENTRAL.COM, INC.
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                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                       16099 North 82nd Street, Suite 1-A
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            Address of Principal Executive Office (Street and Number)

                              Scottsdale, AZ 85260
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant needs additional time to complete its annual 10-KSB filing. This is due to the fact that the audit of the financial statements for the year ended June 30, 2000 will not be completed by September 28, 2000. It is anticipated that the company will file its annual report within the fifteen-day extension period. The Company's change in management and retention of a new auditor of record have delayed the filing process. Attached is a statement from Semple & Cooper, LLP, stating that they concur with the extension and believe that the 10-KSB will be filed within the fifteen-day extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ralph Massetti, President                   (480)            922-8444
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     (Name)                                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SalesRepCentral.com, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2000                    By: /s/ Ralph Massetti
                                                --------------------------------
                                                Ralph Massetti, President

                      [LETTERHEAD OF SEMPLE & COOPER, LLP]


SalesRepCentral.com
16099 North 82nd Street, Suite B-1
Scottsdale, Arizona 85260


We have read part III of the form 12b-25 and concur with it. It is our understanding that the information will be furnished to us in a timely manner in order to file our audit report on or before the fifteen-day extension period.

/s/ Semple & Cooper, LLP